UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2004.

Group Simec, Inc. (Translation of Registrant’s Name Into English)

Mexico (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: April , 2004.	By:	Name: Luis García Limón Title: Chief Executive Officer

[GRAPHIC OMITTED][GRAPHIC OMITTED]

PRESS RELEASE	Contact: Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE MONTHS OF 2004

GUADALAJARA, MEXICO, April 22, 2004- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the three-month period ended March 31, 2004. Net sales increased 58% to Ps. 964 million in the three-month period ended March 31, 2004 compared to Ps. 610 million in the same period of 2003 primarily due to higher finished product prices and also resulting from higher production levels. Primarily as a result of the foregoing, Simec recorded net income of Ps. 266 million in the first quarter of 2004 versus net income of Ps. 79 million for the first quarter of 2003.

Simec sold 170,389 metric tons of basic steel products during the three-month period ended March 31, 2004 as compared to 151,472 metric tons in the same period of 2003. Exports of basic steel products were 25,698 metric tons in the first quarter of 2004 versus 17,623 metric tons in the same period of 2003. Additionally Simec sold 19,505 tons of billet in the three-month period ended March 31, 2004 as compared to 7,850 tons of billet in the same period of 2003. Prices of finished products sold in the first three months of 2004 increased 35% in real terms versus the same period of 2003.

Simec’s direct cost of sales was Ps. 638 million in the three-month period ended March 31, 2004, or 66% of net sales, versus Ps. 404 million, or 66% of net sales, for the 2003 period. Indirect manufacturing, selling, general and administrative expenses (including depreciation) was Ps. 116 million during the three-month period ended March 31, 2004, compared to Ps. 120 million in the same period of 2003.

Simec’s operating income increased 144% to Ps. 210 million during the three-month period ended March 31, 2004 from Ps. 86 million in the first quarter of 2003. Operating income was 22% of net sales in the three-month period ended March 31, 2004 compared to 14% of net sales in the same period of 2003.

Simec recorded other income, net, from other financial operations of Ps. 9 million in the three-month period ended March 31, 2004 compared to other income, net, of Ps. 1 million in the same period of 2003. In addition, Simec recorded a positive provision for income tax and employee profit sharing of Ps. 62 million in the three-month period ended March 31, 2004 versus a positive provision of Ps. 21 million in the same period of 2003.

Simec recorded financial expense of Ps. 15 million in the three-month period ended March 31, 2004 compared to financial expense of Ps. 29 million in the same period of 2003 as a result of (i) net interest expense of Ps. 4 million in the three-month period ended March 31, 2004 compared to net interest expense of Ps. 6 million in the same period of 2003 (ii) an exchange loss of Ps. 0 million in the three-month period ended March 31, 2004 compared to an exchange loss of Ps. 27 million in the same period of 2003, reflecting lower debt levels in the three-month period ended March 31, 2004 and an increase of 0.7% in the value of the peso versus the dollar in the three-month period ended March 31, 2004 compared to a decrease of 4.4% in the value of the peso versus the dollar in 2003 period and (iii) a loss from monetary position of Ps. 11 million in the three-month period ended March 31, 2004 compared to a gain from monetary position of Ps. 4 million in the same period of 2003, reflecting the domestic inflation rate of 1.6% in the three-month period ended March 31, 2004 compared to the domestic inflation rate of 1.3% in the same period in 2003 and lower debt levels during the 2004 period.

At March 31, 2004, Simec’s total consolidated debt consisted of US$302,000 of 8 7/8% MTN’s due 1998 (accrued interest at March 31, 2004 was $261,984) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at March 31, 2004 reflected the prepayment of $1.7 million of bank debt in March 2004.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at March 31, 2004.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR		FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	6,462,803	100	5,583,639	100

2	CURRENT ASSETS	1,761,393	27	863,354	15
3	CASH AND SHORT-TERM INVESTMENTS	762,173	12	78,081	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	530,840	8	441,752	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	111,476	2	34,474	1
6	INVENTORIES	354,063	5	303,041	5
7	OTHER CURRENT ASSETS	2,841	0	6,006	0
8	LONG-TERM	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES
	AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	4,449,407	69	4,437,870	79
13	PROPERTY	1,943,376	30	1,947,843	35
14	MACHINERY AND INDUSTRIAL	4,451,931	69	4,024,866	72
15	OTHER EQUIPMENT	142,643	2	195,338	4
16	ACCUMULATED DEPRECIATION	2,100,734	33	1,762,026	32
17	CONSTRUCTION IN PROGRESS	12,191	0	31,849	1
18	DEFERRED ASSETS (NET)	252,003	4	282,415	5
19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	1,411,537	100	1,504,861	100

21	CURRENT LIABILITIES	532,533	38	580,874	39
22	SUPPLIERS	297,656	21	214,501	14
23	BANK LOANS	0	0	238,701	16
24	STOCK MARKET LOANS	3,369	0	3,391	0
25	TAXES TO BE PAID	74,687	5	39,910	3
26	OTHER CURRENT LIABILITIES	156,821	11	84,371	6
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	879,004	62	923,987	61
32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS' EQUITY	5,051,266	100	4,078,778	100

34	MINORITY INTEREST	256	0	219	0
35	MAJORITY INTEREST	5,051,010	100	4,078,559	100
36	CONTRIBUTED CAPITAL	3,771,029	75	3,597,899	88
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,925,252	38	1,755,676	43
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,212,516	24	1,208,962	30
39	PREMIUM ON SALES OF SHARES	633,261	13	633,261	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES		0	0	0
41	CAPITAL INCREASE (DECREASE)	1,279,981	25	480,660	12
42	RETAINES EARNINGS AND CAPITAL RESERVE	1,710,440	34	1,244,211	31
43	REPURCHASE FUND OF SHARES	81,319	2	81,319	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF
	STOCKHOLDERS' EQUITY	(777,808)	(15)	(924,319)	(23)

45	NET INCOME FOR THE YEAR	266,030	5	79,449	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CATEGORIES
(Thousands of Pesos)

REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR		FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT TERM INVESTMENTS	762,173	100	78,081	100
46	CASH	84,499	11	62,953	81
47	SHORT-TERM INVESTMENTS	677,674	89	15,128	19

18	DEFERRED ASSETS (NET)	252,003	100	282,415	100
48	AMORTIZED OR REDEEMED EXPENSES	250,016	99	279,731	99
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	1,987	1	2,684	1

21	CURRENT LIABILITIES	532,533	100	580,874	100
52	FOREIGN CURRENCY LIABILITIES	86,943	16	283,985	49
53	MEXICAN PESOS LIABILITIES	445,590	84	296,889	51

24	STOCK MARKET LOANS	3,369	100	3,391	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,369	100	3,391	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	156,821	100	84,371	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	156,821	100	84,371	100

27	LONG-TERM LIABILITIES	0	0	0	0
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0

31	DEFERRED LOANS	879,004	100	923,987	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	869,382	99	914,596	99
67	OTHERS	9,622	1	9,391	1

32	OTHER LIABILITIES	0	0	0	0
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF
	STOCKHOLDERS' EQUITY	(777,808)	(100)	(924,319)	(100)
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(777,808)	(100)	(924,319)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR	FINANCIAL YEAR
S		AMOUNT	AMOUNT

72	WORKING CAPITAL	1,228,860	282,480
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	26	23
75	EMPLOYERS (*)	360	387
76	WORKERS (*)	884	930
77	COMMON SHARES (*)	131,973,022	120,348,855
78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1 TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR		FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	964,313	100	610,198	100
2	COST OF SALES	638,083	66	404,449	66
3	GROSS INCOME	326,230	34	205,749	34
4	OPERATING EXPENSES	116,422	12	119,842	20
5	OPERATING INCOME	209,808	22	85,907	14
6	TOTAL FINANCING COST	15,623	2	29,111	5
7	INCOME AFTER FINANCING COST	194,185	20	56,796	9
8	OTHER FINANCIAL OPERATIONS	(9,432)	(1)	(965)	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	203,617	21	57,761	9
10	RESERVE FOR TAXES AND WORKERS' PROFIT
	SHARING	(62,413)	(6)	(21,688)	(4)
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	266,030	28	79,449	13
12	SHARE IN NET INCOME OF SUBSISIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS	266,030	28	79,449	13
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	266,030	28	79,449	13
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	266,030	28	79,449	13
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	266,030	28	79,449	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR		FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%

1	NET SALES	964,313	100	610,198	100
21	DOMESTIC	840,000	87	545,386	89
22	FOREIGN	124,313	13	64,812	11
23	TRANSLATED INTO DOLLARS (***)	11,280		5,977

6	TOTAL FINANCING COST	15,623	100	29,111	100
24	INTEREST PAID	6,289	40	6,207	21
25	EXCHANGE LOSSES	347	2	26,670	92
26	INTEREST EARNED	2,080	13	0	0
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN FROM MONETARY POSITION	11,067	71	(3,766)	(13)

8	OTHER FINANCIAL OPERATIONS	(9,432)	100	(965)	100
29	OTHER NET EXPENSES (INCOME) NET	(9,432)	100	(965)	100
30	(PROFIT LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXESS AND WORKERS' PROFIT SHARING	(62,413)	100	(21,688)	100
32	INCOME TAX	7,193	(12)	8,125	(37)
33	DEFERED INCOME TAX	(69,906)	112	(30,188)	139
34	WORKERS' PROFIT SHARING	300	0	375	(2)
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	AMOUNT

36	TOTAL SALES	1,036,491	661,117
37	NETR INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,185,925	2,315,096
39	OPERATION INCOME (**)	628,142	295,015
40	NET INCOME OF MAJORITY INTEREST (**)	641,662	145,109
41	NET CONSOLIDATED INCOME (**)	641,662	145,119

(***) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR	FINANCIAL YEAR
C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	266,030	79,449
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	(22,349)	15,541
3	CASH FLOW FROM NET INCOME OF THE YEAR	243,681	94,990
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(28,604)	(176,509)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	215,077	(81,519)
6	CASH FLOW FROM EXTERNAL FINANCING	(19,455)	(121,486)
7	CASH FLOW FROM INTERNAL FINANCING	0	187,290
8	CASH FLOW GENERATED (USED) BY FINANCING	(19,455)	65,804
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	41,337	(21,990)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	236,959	(37,705)
11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	525,214	115,786
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	762,173	78,081

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR	FINANCIAL YEAR
C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	(22,349)	15,541
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	47,557	45,729
14	+ (-) NET INCREASE (DECREASE IN PENSIONS FUNS
	AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
	ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	(69,906)	(30,188)

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(28,604)	(176,509)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(77,188)	9,808
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(73,556)	(347)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT
	RECEIVABLES	53,407	24,477
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	84,709	(22,842)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(15,976)	(187,605)

6	CASH FLOW FROM EXTERNAL FINANCING	(19,455)	(121,486)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(711)	8,802
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(18,744)	(130,288)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	0	187,290
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	187,290
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
	ACTIVITIES	41,337	(21,990)
34	+(-) INCREASE (DECREASE) IN STOCK INVESTMENTS
	OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,842)	(2,096)
36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
37	+ SALO OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	47,179	(19,894)

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
RATIOS
CONSOLIDATED

REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR		FINANCIAL YEAR
C		AMOUNT		AMOUNT

	YIELD
1	NET INCOME TO NET SALES	27.59%		13.02%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	12.70%		3.56%
3	NET INCOME TO TOTAL ASSETS (**)	9.93%		2.60%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-4.16%		4.74%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.49	times	0.41	times
7	NET SALES TO FIXED ASSETS (**)	0.72	times	0.52	times
8	INVENTORIES ROTATION (**)	5.90	times	5.13	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43	days	57	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	516.36%		18.89%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	21.84%		26.95%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.28	times	0.37	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.16%		18.87%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%
15	OPERATING INCOME TO INTEREST PAID	33.36	times	13.84	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.26	times	1.54	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.31	times	1.49	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	2.64	times	0.96	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.25	times	0.57	times
20	CURRENT ASSETS TO CURRENT LIABILITIES	143.12%		13.44%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	25.27%		15.57%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL
	TO NET SALES	-2.97%		-28.93%
23	CASH GENERATED (USED) IN OPERATING TO
	INTEREST PAID	34.20	times	-13.13	times
24	EXTERNAL FINANCING TO CASH GENERATED
	(USED) IN FINANCING	100.00%		-184.62%
25	INTERNAL FINANCING TO CASH GENERATED (USED)
	IN FINANCING	0.00%		284.62%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
	TO CASH GENERATED (USED) IN INVESTMENT
	ACTIVITIES	-14.13%		9.53%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.
DATA PER SHARE
CONSOLIDATED
(Pesos)

REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
	CATEGORIES	FINANCIAL YEAR		FINANCIAL YEAR
C		AMOUNT		AMOUNT

1	BASIC PROFIT PER ORDINARY SHARE (**)	$5.18		$1.39
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$0.00		$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON
	SHARE (**)	$5.18		$1.39
5	EFFECT OF DISCONTINUED OPERATIONS ON
	CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
	CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
	CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
8	CARRYING VALUE PER SHARE	$38.27		$33.89
9	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.98	times	0.31	times
12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	7.24	times	7.65	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE
	SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
FINANCIAL STATEMENT NOTES (1)
CONSOLIDATED

s35.- Stockholders’ Equity:

Effects of inflation - The effects of inflation on stockholders’ equity at March 31, 2004 are as follows:

	Historical Cost		Restated Amount		Total
Capital stock	Ps.	1,925,252	Ps.	1,212,516	Ps.	3,137,768
Additional paid-in capital		549,517		83,744		633,261
Retained earnings		1,557,261		500,528		2,057,789
Excess resulting from restating Stockholders’ equity to reflect Certain effects of inflation		-		63,275		63,275
Effect deferred income tax Bulletin D-4		(662,340)		(178,743)		(841,083)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 869,382 at March 31, 2004 compared to Ps. 914,596 at March 31, 2003. The effect on Simec’s consolidated statement of income in the three-month period ended March 31, 2004 was a decrease of Ps. 69,906 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 30,188 in the same period of 2003. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

		March 31, 2004		March 31, 2003
Net loss (profit) in money exchange	Ps.	(359)	Ps.	13,552
Net loss (profit) in liabilities actualization		(352)		(4,736)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
DIRECTOR REPORT (1)
	ANNEX 1	CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At March 31, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at March 31, 2004 was $261,984) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at March 31, 2004 reflected the prepayment of $1.7 million of bank debt in March 2004. At March 31, 2004 Simec owed no debt to Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt prepayment in March 2004 represented payment in full of its outstanding bank debt. This payment will permit to Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various bank covenants, including a limitation on asset dispositions and required application of proceeds from such dispositions.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. The minority shareholders of Simec could exercise their pre-emptive rights arising as a result of this conversion by ICH to purchase Series B Common Stock at the price per share of Ps. 14.588 in May 2004.

Net resources provided by operations were Ps. 215 million in the three-month period ended March 31, 2004 versus Ps. 82 million of net resources used in operations in the same period of 2003 (which amount for the 2003 period reflects the conversion of loans into common shares of Simec for Ps. 187 million). Net resources used in financing activities were Ps. 19 million in the three-month period ended March 31, 2004 (which amount reflects prepayment of bank debt) versus Ps. 66 million of net resources provided by financing activities in the same period of 2003 (which amount reflects the prepayment of Ps. 130 million ($11.8 million) of bank debt and the conversion by ICH of Ps. 187 million of loans (plus accrued interest thereon) into common shares. Net resources provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 41 million in the three-month period ended March 31, 2004 versus net resources used in investing activities of Ps. 22 million in the same period of 2003.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
DIRECTOR REPORT (1)
	ANNEX 1	CONSOLIDATED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2004 compared to Three-Month Period Ended March 31, 2003

Net Sales

Net sales of Simec increased 58% to Ps. 964 million in the three-month period ended March 31, 2004 compared to Ps. 610 million in the same period of 2003. Sales in tons of basic steel products increased 11% to 170,389 tons in the three-month period ended March 31, 2004 compared to 151,472 tons in the same period of 2003. Exports of basic steel products increased 46% to 25,698 tons in the three-month period ended March 31, 2004 versus 17,623 tons in the same period of 2003. Additionally, Simec sold 19,505 tons of billet in the three-month period ended March 31, 2004 compared to 7,850 tons of billet in the same period of 2003. The average price of steel products increased 35% in real terms in the three-month period ended March 31, 2004 versus the same period of 2003.

Direct Cost of Sales

Simec’s direct cost of sales increased 58% to Ps. 638 million in the three-month period ended March 31, 2004 compared to Ps. 404 million in the same period of 2003. Direct cost of sales as a percentage of net sales was 66% in each three-month period. The average cost of raw materials used to produce steel products increased 33% in real terms in the three-month period ended March 31, 2004 versus the same period of 2003 primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec’s marginal profit increased 58% to Ps. 326 million in the three-month period ended March 31, 2004 compared to Ps. 206 million in the same period of 2003. As a percentage of net sales, marginal profit was 34% in each of the three-month periods ended March 31, 2004 and 2003.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 3% to Ps. 116 million in the three-month period ended March 31, 2004 from Ps. 120 million in the same period of 2003; Simec recorded an increase of Ps. 2 million in depreciation and amortization expense which in the three-month period ended March 31, 2004 to Ps. 48 million compared to Ps. 46 million in the same period of 2003.

Operating Income

Simec’s operating income increased 144% to Ps. 210 million in the first quarter of 2004 compared to Ps. 86 million in the same period of 2003. Operating income was 22% of net sales in the three-month period ended March 31, 2004 and 14% of net sales in the first quarter of 2003.

Financial Income (Expense)

Simec recorded financial expense of Ps. 15 million in the three-month period ended March 31, 2004 compared to financial expense of Ps. 29 million in the same period of 2003. Simec recorded an exchange loss of approximately Ps. 0 million in the three-month period ended March 31, 2004 compared to an exchange loss of Ps. 27 million in the first quarter of 2003, reflecting the 0.7% increase in the value of the peso versus the dollar in the three-month period ended March 31, 2004 versus a decrease of 4.4% in the value of the peso versus the dollar in the same period of 2003 and lower debt levels in the three-month period ended March 31, 2004. Net interest expense was Ps. 4 million in the three-month period ended March 31, 2004 (including a loss of Ps. 5 million in debt bond investment) versus Ps. 6 million in the same period of 2003. Simec recorded a loss from monetary position of Ps. 11 million in the three-month period ended

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
DIRECTOR REPORT (1)
	ANNEX 1	CONSOLIDATED

March 31, 2004 compared to a gain from monetary position of Ps. 4 million in the same period of 2003, reflecting the domestic inflation rate of 1.6% in the three-month period ended March 31, 2004 as compared to 1.3% in the same period of 2003 and lower debt levels during the three-month period ended March 31, 2004.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 9 million in the three-month period ended March 31, 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 8 million and (ii) other income, net related to other financial operations of Ps. 1 million) compared to other expense, net, of Ps. 1 million in the same period of 2003.

Income Tax and Employee Profit Sharing

Simec recorded a positive provision of Ps. 62 million for income tax and employee profit sharing in the three-month period ended March 31, 2004 (including a decrease in the provision of Ps. 70 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a positive provision of Ps. 21 million in same period of 2003 (including a decrease in the provision of Ps. 30 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 266 million in the three-month period ended March 31, 2004 compared to net income of Ps. 79 million in the same period of 2003.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 869 million at March 31, 2004 compared to Ps. 915 million at March 31, 2003. The effect on Simec’s consolidated statement of income in the three-month period ended March 31, 2004 was a decrease of Ps. 70 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 30 million in the same period of the same period of 2003. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
FINANCIAL STATEMENT NOTES (1)
	ANNEX 2	CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:
•	Compañía Siderúrgica de California, S.A. de C.V.
•	Industrias del Acero y del Alambre, S.A. de C.V.
•	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
FINANCIAL STATEMENT NOTES (1)
	ANNEX 2	CONSOLIDATED

origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of March 31, 2004 are as follows:

Years
Buildings Machinery and equipment	15 to 50 10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
FINANCIAL STATEMENT NOTES (1)
	ANNEX 2	CONSOLIDATED

exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred. - Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2004 and 2003. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At March 31, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at March 31, 2004 was $261,984) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at March 31, 2004 reflected the prepayment of $1.7 million of bank debt in March 2004. At March 31, 2004 Simec owed no debt to Industrias CH, S.A. de C.V. (“ICH”).

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
FINANCIAL STATEMENT NOTES (1)
	ANNEX 2	CONSOLIDATED

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 18,100 (U.S. $1,622,753) at March 31, 2004, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,756 per month.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
RELATIONS OF SHARES INVESTMENTS
	ANNEX 3	CONSOLIDATED

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)

SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE (3)

1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	2,504,009

2 CIA. SIDERURGICA DE CALIFORNIA	MINI-MILL	504,816	0.04	505	361

ADMINISTRADORA DE CARTERA DE OCCIDENTE		49,999	99.99	50	(5,396)

TOTAL INVESTMENT IN SUBSIDIARIES				38,914	2,498,974

ASSOCIATEDS		0	0.00	0	0

TOTAL INVESTMENT IN ASSOCIATEDS				0	0

OTHER PERMANENT INVESTMENTS					0

TOTAL					2,498,974

NOTES

STOCK EXCHANGE CODE : SIMEC	MEXICAN STOCK EXCHANGE	QUARTER: 1	YEAR: 2004
GRUPO SIMEC, S.A. DE C.V.	ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)

					Time Interval						Time Interval

			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS

WITH WARRANTY

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE MEXICAN
STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	12/15/1998	9.33	0	0	0	0	0	0	0	0	3,369	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	3,369	0	0	0	0	0

SUPPLIERS

VARIOUS			237,050	0	22,820	0	0	0	0	0	37,786	0	0	0	0	0

TOTAL SUPPLIERS			237,050	0	22,820	0	0	0	0	0	37,786	0	0	0	0	0

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

VARIOUS			133,853	0	0	0	0	0	0	0	22,968	0	0	0	0	0

OTHER CURRENT LIABILITIES			133,853	0	0	0	0	0	0	0	22,968	0	0	0	0	0
AND OTHER CREDITS

TOTAL GENERAL			370,903	0	22,820	0	0	0	0	0	64,123	0	0	0	0	0

NOTES:
1.-	The exchange rate of the peso to the U.S. Dollar at March 31, 2004 was Ps. 11.1540

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos)
	ANNEX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

FOREING MONETARY POSITION

TOTAL ASSETS	63,230	705,264	0	0	705,264

LIABILITIES POSITION	7,475	83,598	300	3,345	86,943
SHORT TERM LIABILITIES POSITION	7,475	83,598	300	3,345	86,943

LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	55,755	621,666	(300)	(3,345)	618,321

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2004 WAS PS. 11.1540

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1) (Thousands of Pesos)
	ANNEX 7	CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	3,668,488	3,021,189	(647,299)	0.62	(4,023)

FEBRUARY	1,181,183	468,147	(713,036)	0.60	(4,265)

MARCH	1,400,780	596,467	(804,313)	0.34	(2,725)

ACTUALIZATION:	0	0	0	0.00	(54)

CAPITALIZATION:	0	0	0	0.00	0

FOREIGN CORP.:	0	0	0	0.00	0

OTHER	0	0	0	0.00	0

T O T A L					(11,067)

NOTES
.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
	ANNEX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.31 times.
B) Accomplished the actual situation is 0.22
C) Accomplished the actual situation is 40.92

As of March 31, 2004, the remaining balance of the MTNs not exchanged amounts to Ps. 3,369 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
	ANNEX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL	480	96
	PRODUCTS
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL	250	81
	PRODUCTS
INDUSTRIAS DEL ACERO Y DEL
ALAMBRE	SALE OF STEEL PRODUCTS	0	0

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
MAIN RAW MATERIALS
	ANNEX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SCRAP	VARIOUS	SCRAP	VARIOUS	YES	61.09
ELECTRICITY	C.F.E.			NO	9.13
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	5.34
ELECTRODES	UCAR CARBON	ELECTRODES	SGL CARBON GROUP	YES	2.00
MEXICANA

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
SELLS DISTRIBUTION BY PRODUCT
	ANNEX 11	CONSOLIDATED

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS			MAIN
					DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	52	177,516	46	255,767
COMMERCIAL PROFILES	11	35,341	12	63,119
REBAR	38	116,081	21	109,884
FLAT BAR	7	23,541	6	31,660
STEEL BARS	58	195,328	58	303,417
OTHER	1	8,702
BILLET	20	42,089	20	67,451
T O T A L		589,896		840,000

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
SELLS DISTRIBUTION BY PRODUCT
	ANNEX 11	CONSOLIDATED

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS			MAIN
					DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES			5	22,541
COMMERCIAL PROFILES			1	6,979
REBAR			18	87,939
STEEL BARS			1	4,165
FLAT BAR			1	2,689
T O T A L				124,313

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

				NUMBER OF SHARES
SERIES	NOMINAL VALUE	VALID CUPON	PORTION	PORTION	MEXICAN	FREE SUSCRIPTION	CAPITAL STOCK (Thousands of Pesos)
							FIXED	VARIABLE
B		0	15,283,350	116,689,672		131,973,022	222,963	1,702,289
TOTAL			15,283,350	116,689,672	0	131,973,022	222,963	1,702,289

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
120,348,855

SHARES PROPORTION BY :

CPO'S :	0
ADRS's :	1,690,228 ADR'S OF 1 SHARE EACH ONE.
UNITS :	0
GDRS's :	0
ADS's :	0
GDS's :	0

REPURCHASED OWN SHARES

MARKET VALUE OF THE SHARE
SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
CONSTRUCTION IN PROGRESS (Proyect, Total Investment and % of Advance)
	ANNEX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT MARCH 31, 2004, ARE:

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

SLITTING SYSTEM TO ROLLING
MILL WITH TWO ROWS	Ps. 5,664	100%	April 2004

EXCHANGE HEATER FOR FURNACE
ROLLING MILL	3,977	60%	June 2004

VARIOUS	2,550

TOTAL INVESTMENT AT
MARCH 31, 2004	12,191

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES
	ANNEX 14	CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 1 YEAR: 2004
	ANNEX 14	CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. ADOLFO LUNA LUNA CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT APRIL 22 OF 2004